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SEC FILE NUMBER
8-69292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEG Capital

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Madison Street Suite 2410
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Samson	732-233-3500	edsamson@finopconsult
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Demarco, Sciacotta, Demarco, Wilkens & Dunleavy LLP
(Name – if individual, state last, first, and middle name)

20646 Abby Woods Ct N. Suite 201	Frankfort	Il	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Craig Dean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEG Capital LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ▣ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▣ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AEG CAPITAL, LLC

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

AEG CAPITAL, LLC

Letter of Oath or Affirmation

TABLE OF CONTENTS

DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
AEG Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AEG Capital, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AEG Capital, LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AEG Capital, LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 24, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

AEG CAPITAL, LLC
Statement of Financial Condition
June 30, 2026

Assets

Cash	$ 33,180
Accounts receivable	10,000
Other assets	925
Total assets	**$ 44,105**

Liabilities and Member's Equity

Liabilities	
Accrued liabilities	$ 15,288
Member's Equity	
Total member's equity	28,817
Total liabilities and member's equity	**$ 44,105**

The accompanying notes are an integral part of this statement

AEG CAPITAL, LLC

Notes to the Financial Statements

1. Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

AEG Capital, LLC (the "Company") is a wholly-owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective May 2, 2014. The Company conducts business primarily with institutional customers in the private placements of securities. The Company also provides mergers and acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flow.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of June 30, 2026, the Company had cash of $33,180 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 Federal Deposit Insurance Corporation coverage.

Accounts Receivable and Allowances for Credit Losses

Accounts receivable consists of unconditional amounts due for services rendered and are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are

uncollateralized. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. As of June 30, 2026, no allowance for credit losses was needed as the receivables were considered to be fully collectible.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with FASB ASC 606: Revenue from Contracts with Customers. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Significant Judgments: Revenue from contracts with customers includes success and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Success Fees: Success fees, including introductory fees, are recognized at the close of a transaction. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

Advisory Fees: The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

During the year ending June 30, 2026, the Company recognized $90,000 of advisory fees.

Reimbursed Expense Revenue Recognition: From time to time, the Company incurs specific, identifiable expenses that are incurred in order to meet its obligations under the terms of an engagement. When those expenses are reimbursed by its client, the Company recognizes, as Reimbursed Expense Revenue, the reimbursement from the client in the same period as the reimbursed expense.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of sharing in securities-related commissions with another FINRA member-firm. The Company has identified its Managing Member as the chief operating decision maker ("CODM") who primarily uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See the Statement of Income for the Company's segment revenue and segment expenses.

Income Taxes

The Company is a single member limited liability company and therefore disregarded for tax purposes. The profits and losses of the Company are included in the tax return of AEG Partners. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

2. Concentration of Revenue

Revenues from two customer represented $90,000 of total revenues.

3. Going Concern

The Company has relied on its Parent, AEG Partners, for financial support since its inception. Management anticipates that the Company will continue to rely on its parent for financial support, which will enable the Company to continue as a going concern. See Note 5: Related-Party Transactions.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. On June 30, 2026, the Company's adjusted net capital was $17,893, which exceeded the requirement by approximately $12,893.

5. Related-Party Transactions

The Company and AEG Partners entered into an expense sharing agreement on August 29, 2013, which was amended as of January 1, 2024. AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company

records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statements. AEG Partners provides the Company with capital contributions to maintain required net capital. Other expenses that are not identified as direct expenses, such as rent, utilities, and administrative expenses, or which are not specifically attributable to the Company, are paid directly by AEG Partners and are recorded on the books and records of the Company as applicable. Under the amended expense sharing agreement effective January 1, 2024, the Parent assumes the costs of the services listed in the Agreement.

6 Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote. There are no commitments, guarantees, contingencies, complaints, or arbitration claims to report in the notes to the annual audit report.

7. Subsequent Events

There are no subsequent activities to report as of August 24, 2026.

These financial statements were approved by management and available for issuance on August 24, 2026. All known subsequent events have been evaluated through this date.

AEG Capital LLC | 200 W. Madison Street, Suite 2410 | Chicago, IL 60606 | T 312.948.5600 F 312.948.5639 | aeg-capital.com